Exhibit 99.1
For analyst and media enquiries please
call Sean O’Sullivan on: (02) 8274 5239
26 October 2009
Response to media comments
on asbestos compensation funding
In response to extensive media coverage about a potential shortfall in the asbestos compensation fund established in 2007, James Hardie has repeated its commitment to the agreement negotiated between the company, the Asbestos Injuries Compensation Fund (AICF) and the NSW Government.
“The Amended and Restated Final Funding Agreement (AFFA) continues to operate in accordance with terms negotiated by all parties and James Hardie remains committed to the performance of its obligations under the agreement. James Hardie is committed to contributing to the AICF when its net operating cash flow is positive,” said James Hardie CEO, Mr Louis Gries.
Contributions to the AICF have been affected by the decline in the company’s cash flow as a result of, among other things, the unprecedented downturn in the US housing markets.
Mr Gries commented that “New housing construction in the US has fallen over 75%, from its peak of more than two million houses in late 2005-early 2006, to just over 500,000 in 2009. In fiscal year 2009, James Hardie derived approximately 77% of its net sales in the US.”
While the extent of the current downturn in the US housing market could not have been foreseen, the AFFA between James Hardie, the AICF and the NSW Government contemplated potential shortfalls in AICF funding and set out the steps to be followed.
Under the AFFA, James Hardie’s contributions are set at a maximum of 35% of its annual net operating cash flow, including reductions for company contributions to the AICF and tax payments.
The company notes that since the AICF was established in 2007, James Hardie has contributed A$302.2 million to the fund. In addition, the company is contributing A$500,000 a year for 10 years towards medical research into the prevention, treatment and cure of asbestos diseases, and A$75,000 a year for 10 years for an education program to inform home renovators of the risks associated with asbestos.
Future funding for the AICF continues to be linked under the terms of the AFFA to the long-term financial success of James Hardie, especially the company’s ability to generate net operating cash flow. James Hardie continues to focus on optimising its financial results in very difficult markets.
The company does not intend to comment further in relation to the matter at this stage.
END
James Hardie Industries NV, ARBN 097 829 895
Incorporated in The Netherlands, with a corporate seat in Amsterdam
The liability of its members is limited. Dutch Registration Number: 34106455

The complete statement issued by James Hardie in April 2009 in response to the AICF announcement about future funding follows:
23 April 2009
AICF issues notice to James Hardie
and NSW Government
James Hardie and the NSW Government were today advised by the Asbestos Injuries Compensation Fund (AICF) that its Board has determined that it is reasonably foreseeable that, within two years, the available assets of the AICF are likely to be insufficient to fund the payment of all reasonably foreseeable liabilities. The advice was contained in a notice issued by the AICF under the Amended and Restated Final Funding Agreement (AFFA).
James Hardie notes that the Board of AICF has proposed discussions with both the NSW Government and James Hardie to consider the potential for alternative funding arrangements contemplated in the AFFA.
The company advises that, while it is available to participate in the discussions requested by the AICF, it is not in a position to make contributions to the AICF beyond the obligations set out under the terms of the AFFA.
The company considers that the potential shortfall in the AICF is regrettable, but contributions to the AICF have been affected by the decline in the company’s cash flow as a result of, among other things, the unprecedented downturn in the US housing markets.
James Hardie CEO, Louis Gries, commented that “New housing construction in the US has fallen over 75%, from its peak of more than two million houses in late 2005-early 2006, to just over 500,000 in March 2009. For the first nine months of FY 2009, James Hardie derived approximately 75% of its net sales in the US.”
While the extent of the current downturn in the US housing market could not have been foreseen, the AFFA between James Hardie, the AICF and the NSW Government contemplated potential shortfalls in AICF funding and set out the steps to be followed. James Hardie notes that one of the options available to the AICF under the AFFA is to pay claimants and their families by instalments, rather than by lump sum.
“The AFFA continues to operate in accordance with terms negotiated by all parties and James Hardie remains committed to the performance of its obligations and the exercise of its rights under the agreement. James Hardie will contribute to the AICF when its net operating cash flow is positive,” said Mr Gries.
Under the AFFA, James Hardie’s contributions are set at a maximum of 35% of its annual net operating cash flow, including reductions for company contributions to the AICF and tax payments. Subject to the cash flow cap, James Hardie’s contributions are intended to create a two to three-year funding buffer in the AICF.

In view of the company’s payments of A$118 million (US$110 million) to the AICF during FY 2009, the previously announced A$153 million (US$102 million) settlement to the Australian Tax Office, other expenditures on corporate legacy issues, and reduced cash flows attributable to the downturn in US housing markets, James Hardie is not expected to make a contribution to the AICF in FY 2010 under the terms of the AFFA.
Future funding for the AICF continues to be linked under the terms of the AFFA to the long-term financial success of James Hardie, especially the company’s ability to generate net operating cash flow. James Hardie continues to focus on optimising its financial results in very difficult markets.
END
Background information:
AFFA between James Hardie and the NSW Government
The following pages provide selected background information about the evolution and terms of the Amended and Restated Final Funding Agreement (AFFA) entered into between James Hardie Industries NV (JHINV or James Hardie) and the New South Wales Government (NSW Government) on 21 November 2006 to provide long-term funding to meet expected Australian asbestos-related personal injury claims as a result of exposure to products made by certain former James Hardie Group subsidiaries.
Note: This document is a summary only and readers may refer to the AFFA, the Explanatory Memorandum issued in advance of the 2007 shareholder meeting, KPMG Actuaries’ reports and company statements issued via the ASX for more detailed information. All of these are available on James Hardie’s Investor Relations website (www.ir.jameshardie.com.au). In the event of any lack of clarity, the source document will prevail.
1. Key dates in the development of the AFFA
▪	February 2004 — the then NSW Premier announced the establishment of a Special Commission of Inquiry (the Jackson Commission) to investigate certain matters relating to the establishment and the financial position of the Medical Research and Compensation Foundation (MRCF), a fund established by James Hardie in 2001.
▪	14 July 2004 — responding to the significant future funding shortfall of the MRCF, James Hardie lodged a submission with the Jackson Commission stating that it would recommend that shareholders approve the provision of additional funding to enable an effective statute-based scheme for payment of compensation to future claimants for asbestos-related injuries for which former James Hardie group subsidiaries were liable.
▪	21 September 2004 — the Jackson Commission published its report. Findings included that the James Hardie Group was “perfectly entitled to seek a means whereby it could pursue its business aims without being perceived, rightly or wrongly, as associated with ongoing asbestos liabilities”. It also indicated that the establishment of the MRCF ... [was] legally effective and that, accordingly, any ongoing asbestos liabilities remained with the former companies. The Jackson Commission also found that no significant liabilities for those claims could likely be made directly against James Hardie or any of the other entities in the James Hardie Group. The NSW Government announced it would not consider implementation of any proposal advanced by James Hardie unless it was the result of an agreement reached with the union movement acting through the Australian Council of Trade Unions and UnionsNSW as well as a representative of Asbestos Diseases Groups.
▪	1 October 2004 — negotiations began between James Hardie and these groups to reach agreement on a compensation proposal.
▪	21 December 2004 — these negotiations culminated in the signing of a Heads of Agreement. Although the Heads of Agreement was not a legally binding document, it set out the agreed position of the parties in relation to the principles on which a binding agreement (subsequently called the Final Funding Agreement) would be based.
▪	1 December 2005 — James Hardie and the NSW Government signed the legally-binding Final Funding Agreement, which set out the basis on which James Hardie would provide funding to a special purpose fund (subsequently called the AICF) to compensate asbestos sufferers with claims against former James Hardie group subsidiaries.
▪	9 November 2006 — the Australian Taxation Office (ATO) provided James Hardie, the proposed special purpose fund (Asbestos Injuries Compensation Fund or AICF) and others with private binding rulings that the company believed would deliver an acceptable tax outcome for the proposed fund.
▪	21 November 2006 — James Hardie and the NSW Government executed the Amended and Restated Final Funding Agreement (AFFA) to compensate Australians with asbestos-related personal injury claims against former James Hardie subsidiaries. The signing followed the parties’ agreement on changes to the original proposed arrangements and approval of the AFFA by the Board of James Hardie. On the same day, the NSW Government introduced facilitating legislation into the Parliament.
▪	7 February 2007 — James Hardie shareholders voted overwhelmingly in favour of the asbestos compensation funding proposal at an Extraordinary Meeting held in Amsterdam, with 99.6% of the votes cast in favour. The votes cast on the resolution represented 59.4% of the company’s issued capital.
▪	9 February 2007 — James Hardie made an initial funding payment of A$184.3 million to the AICF.
The background to the evolution of the AFFA is covered in detail in Part B of the Explanatory Memorandum for the Proposal put to the 2007 Extraordinary General Meeting.

2. Key principles
The two key principles underlying the AFFA are:
(a)	The funding arrangement is intended to allow James Hardie to remain profitable, financially strong and to fund growth; and

(b)	The funding arrangement is intended to allow payments to be made by the AICF to all existing and future proven claimants. However, as has been noted in previous statements by James Hardie, no absolute assurance can be given that the funding required under the AFFA will be sufficient to meet all existing and future proven claims.
These key principles were set out in a company statement issued by James Hardie on 21 November 2006, to announce the signing of the AFFA.
3. AICF
The AICF is a special purpose fund created to compensate proven Australian asbestos claimants against certain former James Hardie group subsidiaries. Three of five directors of the AICF, including the chairman, are appointed by James Hardie; the remainder by the NSW Government.
4. Annual Actuarial Assessment
KPMG Actuaries conducts an annual actuarial assessment of the liabilities of the AICF to enable projections to be regularly updated in line with actual claims experience and the claims outlook.
Subject to the Annual Cash Flow Cap described below, James Hardie makes payments to the AICF based on these annual actuarial assessments.
James Hardie discloses summary information on claims numbers each quarter with its quarterly results releases. The more detailed information contained in the annual actuarial report is made public each year, in accordance with the AFFA. All of the KPMG Actuaries’ reports are available on the James Hardie investor relations website (www.ir.jameshardie.com.au).
An actuarial report is being prepared for the year ended 31 March 2009 and this report will be released in conjunction with James Hardie’s fiscal year 2009 Q4 and full year results, scheduled for 20 May 2009.
5. Annual Payments
The AFFA provides for an Annual Payment to be made by James Hardie to the AICF, on 1 July of each financial year, subject to the Annual Cash Flow Cap (see below). The amount of each annual payment is equal to:
▪	the period actuarial estimate of the expected proven claim liabilities of the former James Hardie companies for the financial year in which the payment is made and the next two financial years, calculated as at the end of the previous financial year;

plus
▪	the estimated reasonable operating expenses of the AICF for the financial year in which the payment is made;
less
▪	the net assets of the AICF as at the end of the previous financial year, as determined by the approved auditor.

If the amount of the above calculation is zero or negative, no payment by James Hardie to the AICF is required. If the Annual Payment calculation exceeds the Annual Cash Flow Cap for the relevant financial year, the Annual Payment will be limited to the amount of the Annual Cash Flow Cap for the relevant financial year.

The AFFA specified the initial contribution in a different manner, summarised in “Summary of Payments” below.
Annual Cash Flow Cap
In each financial year, the Annual Payment is limited such that the Annual Payment cannot exceed the Annual Cash Flow Cap for that year.
The Annual Cash Flow Cap is calculated as a percentage of James Hardie’s Free Cash Flow for the immediately preceding financial year. The applicable percentage is referred to as the Annual Cash Flow Cap Percentage, and is currently set at 35% per the AFFA.
Accordingly, if James Hardie has zero or negative Free Cash Flow in a financial year, there will be no Annual Payment made in the following financial year, as the Annual Cash Flow Cap will be zero.
Free Cash Flow for the purposes of the Annual Cash Flow Cap calculation is equivalent to James Hardie’s net cash flow provided by operating activities less contributions by James Hardie to the AICF.
The 35% level is designed to ensure that all proven claimants can be paid whilst preserving the financial health and growth prospects of James Hardie.
The Annual Cash Flow Cap and Free Cash Flow are covered in detail in Part C (section 3.1.3) of the Explanatory Memorandum for the Proposal put to the 2007 Extraordinary General Meeting.
Funding Buffer
Subject to the Annual Cash Flow Cap, there is expected to be a maximum of approximately three years estimated funding available to the AICF immediately following the Annual Payment.
This ‘buffer’ will reduce to approximately two years of funding as the AICF makes payments during the course of the year. The next Annual Payment made by James Hardie (subject to the operation of the Annual Cash Flow Cap) would increase the funding so that it again represents approximately three years estimated funding based on the then current annual actuarial assessment.

The inclusion of a funding buffer is intended to provide greater security to present and future claimants as the AICF should be better able to reflect changes in the incidence of claims and/or changes in the financial performance of James Hardie.
The operation of the funding Buffer is covered in detail in Part C (section 3.1.2.5) of the Explanatory Memorandum for the Proposal put to the 2007 Extraordinary General Meeting.
Summary of Payments
9 February 2007 — James Hardie made an initial funding payment of A$184.3 million to the AICF. As outlined in the AFFA, this initial funding payment was calculated as 30 months of expected proven claim liabilities, plus 6 months estimated reasonable operating expenses of the AICF, plus a partial prepayment of the payment due on 1 July 2007, less the net assets of the MRCF at 30 September 2006.
1 July 2007 — Free Cash Flow of James Hardie for the financial year ended 31 March 2007 was negative. As described above if James Hardie has zero or negative Free Cash Flow in a financial year, there will be no Annual Payment made in the following financial year.
1 July 2008 — Annual Payment calculation resulted in a total of US$115.3 million (A$121.2 million); however Annual Cash Flow Cap limited the Annual Payment to US$109.2 million (A$114.7 million).
At 31 March 2008, the AICF had net assets of A$136.3 million. Including the Annual Payment of A$114.7 million, the fund had pro forma net assets of A$251.0 million. At 31 March 2008, the actuarial estimate of the expected proven claim liabilities of the former James Hardie companies for the 2009-2011 financial years plus the estimated reasonable operating expenses of the AICF for the 2009 financial year was A$257.5 million.
As provided for in the AFFA, James Hardie elected to make the 1 July 2008 Annual Payment in quarterly instalments. In addition to the annual contribution, interest of US$2.3 million (A$3.3 million) was paid by James Hardie on the quarterly instalment balances.
1 July 2009 — It is anticipated that the Free Cash Flow of James Hardie for the financial year ended 31 March 2009 will be negative, and as described above if James Hardie has zero or negative Free Cash Flow in a financial year, there will be no Annual Payment made in the following financial year. Therefore, it is anticipated that the Annual Payment due on 1 July 2009 will be zero. As at 31 March 2009, the AICF reported total assets of A$140.0 million.
James Hardie reports details of its payments to the AFFA in its quarterly and annual financial statements.
6. Tax
James Hardie obtained binding private rulings from the ATO which confirmed that James Hardie’s contributions to the AICF are tax deductible, that James Hardie’s contributions to the AICF do not form part of the assessable income of the AICF, and that there will be no income tax paid in respect of the income of the AICF provided the Trustee of the AICF carries out its duties as expected under the terms of the Trust Deed.
Information about the tax conditions precedent to the AFFA is covered in detail in Part B (section 5.4) of the Explanatory Memorandum for the Proposal put to the 2007 Extraordinary General Meeting.

7. Other
There are no caps on payments by the AICF to individual claimants.
The terms of the AFFA recognise that James Hardie’s continuing success is crucial to the long term security of the future payments. However, because the number of claimants and the amounts that the courts may award is uncertain and James Hardie’s financial performance is uncertain over the 40+ year term of the agreement, no absolute assurance on funding can be given. Under the AFFA, it was agreed that no member of the JHINV Group has or shall have any liability for a shortfall in the AICF.
Because the future level of proven claims which will be made against the former James Hardie companies and the level of James Hardie’s future Free Cash Flow are uncertain, no assurance can be given that the AICF will have sufficient funds to compensate, in whole or in part, all proven claims.
Media/Analyst Enquiries:
Sean O’Sullivan
Vice President, Investor and Media Relations

Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218

Disclaimer
This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the U.S. Securities and Exchange Commission, on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
▪	statements about our future performance;

▪	projections of our results of operations or financial condition;

▪	statements regarding our plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

▪	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

▪	expectations that our credit facilities will be extended or renewed;

▪	expectations concerning dividend payments;

▪	statements concerning our corporate and tax domiciles and potential changes to them;

▪	statements regarding tax liabilities and related audits and proceedings;

▪	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

▪	expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

▪	expectations concerning indemnification obligations; and

▪	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of our Form 20-F filed with the U.S. Securities and Exchange Commission on 25 June 2009, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the Asbestos Injuries Compensation Fund and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; our proposal to transform to a Dutch “SE” company and transfer our corporate domicile from The Netherlands to Ireland to become an Irish “SE” company; compliance with and changes in laws and regulations; currency exchange risks; the concentration of our customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in our key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in our reports filed with Australian, Dutch and U.S. securities agencies and exchanges (as appropriate). We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.